Contact:  Fred Stern                 FOR IMMEDIATE RELEASE
          (972) 652-4522
          fredrick_stern@afcc.com

                    ASSOCIATES FIRST CAPITAL CORPORATION
                         REPORTS RECORD EARNINGS


    DALLAS, April 15, 1997 -- Associates First Capital
Corporation (NYSE: AFS) achieved record earnings for the first quarter of 1997, Keith W. Hughes, chairman and chief executive officer, announced today.

    Net earnings for the three-month period ended March 31, 1997, increased 24% to $237.8 million, or $0.69 per share. This compares with $192.3 million and $0.55 per share a year ago. Earnings before provision for income taxes increased 19% to $377.5 million for the period, compared with $316.8 million for the prior year.

     "The first quarter represented a continuation of our
successful year in 1996.   Our higher level of earning assets,
coupled with improved efficiency and margins, helped us achieve our 89th consecutive quarterly record," said Mr. Hughes. "While credit losses and bankruptcies are rising throughout the credit industry, we continue to emphasize quality underwriting and strong customer relationships."

     Total assets managed by the company at March 31, 1997, were $51.8 billion, a record high. Net finance receivables outstanding at March 31, 1997, were $47.7 billion, compared with $41.1 billion for the same period last year, a 16% increase. In addition, the company services $2.6 billion in securitized finance receivables comprised of manufactured housing and recreational vehicle loans.

 Consumer finance net receivables outstanding were $32.4 billion at March 31, 1997, up 13% from the $28.6 billion reported last year. Commercial finance net receivables outstanding were $15.3 billion at March 31, 1997, up 23% from the $12.5 billion reported a year ago.

 The U.S. consumer branch operations reported growth in home equity and personal loan portfolios. The branch network also expanded through the acquisition of 29 offices from another consumer finance company.

 Credit card operations completed the previously announced acquisition of an $800 million credit card portfolio from The
Bank of New York. The company also announced two other significant credit card acquisitions during the quarter: JC
Penney's bank card portfolio of approximately $740 million in receivables and Texaco's private label credit card unit, including approximately $700 million in receivables and a state-of-the-art credit card operations center. Both acquisitions are expected to be finalized in the second quarter.

 Commercial operations were led by the financing of heavy-duty trucks and trailers, construction equipment and manufactured housing.

 International operations were paced by continued strength in consumer lending in Japan and the continued development of new markets. The company recently opened offices in Taiwan and Costa
Rica.

 Associates First Capital Corporation is a leading
diversified finance company providing consumer and commercial finance, leasing and related services through 2,186 offices in the U.S. and internationally. Based in Dallas, it is an indirect, majority-owned subsidiary of Ford Motor Company.
                              # # #
(TABLE FOLLOWS)

                                  ASSOCIATES FIRST CAPITAL CORPORATION
                                        FINANCIAL HIGHLIGHTS

==========================================================================================
($ millions - except                  Three Months Ended or at      Change from Prior Year
 earnings per share)                    3/31/97      3/31/96        Amount         Percent

Earnings before provision
   for income taxes                    $   377.5    $   316.8     $   60.7           19%

Net earnings
   Amount                                  237.8        192.3         45.5           24
   Return on equity (1)                    17.36%       16.56%
   Return on adjusted
    equity (1)(2)                          20.95        20.13
   Return on assets (1)                     1.94         1.92

Net earnings per share                 $    0.69    $    0.55     $   0.14           24

Stockholders' equity                   $ 5,558.7    $ 3,088.9
Net finance receivables
  Consumer finance                     $32,400.8    $28,595.8     $3,805.0           13
  Commercial finance                    15,300.3     12,475.3      2,825.0           23

    Total net owned finance
     receivables                       $47,701.1    $41,071.1     $6,630.0           16


Total assets                           $49,210.8    $42,525.1     $6,685.7           16

Total managed assets                   $51,809.0    $42,525.1     $9,283.9           22

Total revenue                          $ 1,926.7    $ 1,645.0     $  281.7           17

Net interest margin (as a % of
   ANR) (3)                                 9.46%        9.30%        0.16 pts.

Efficiency ratio                            42.4%        44.8%        (2.4) pts.

                                       Three Months Ended or at       Change from Prior
                                        3/31/97       12/31/96      Quarter           Year
Credit Quality:

  60+Days contractual
   delinquency                           2.25%          2.20%         0.05 pts.      0.47 pts.

  Credit losses (as a % of avg.
   net finance receivables)              2.31%          2.26%         0.05 pts.      0.57 pts.

  Allowance for losses on finance
   receivables
    Amount                             $1,675.9       $1,563.1     $112.8          $307.1
    Percent of net finance
     receivables                           3.51%          3.36%      0.15  pts.      0.18 pts.

 <F1> Return on equity, return on adjusted equity and return on assets have been restated to exclude a $1,850 million dividend related to the IPO.  If included, these returns would have been 19.42%, 25.70% and 1.84%, respectively.
 <F2> Excludes push-down goodwill created by Ford acquisition of foreign affiliates in 1989.
 <F3> Excludes IPO related charges in first quarter 1996.

ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT

Statement of Earnings                                                            Page 1
=========================================================================================

                                 Three Months Ended or at          Change from Prior Year
                             ---------------------------------     -----------------------
Consolidated ($ millions)     3/31/97     12/31/96     3/31/96     Amount         Percent

Revenue
Finance charges             $ 1,761.7    $ 1,727.7   $ 1,505.0   $   256.7        17.1 %
Insurance premiums               99.1        104.5        93.1         6.0         6.5
Investment and other income      65.9         60.4        46.9        19.0        40.7
----------------------------------------------------------------------------
                              1,926.7      1,892.6     1,645.0       281.7        17.1

Expenses
Interest expense                637.4        644.3       580.5        56.9         9.8
Operating expenses              531.2        540.0       461.2        70.0        15.2
Provision for losses on
   finance receivables          344.5        291.1       252.3        92.2        36.6
Insurance benefits paid or
   provided                      36.1         38.3        34.2         1.9         5.6
----------------------------------------------------------------------------
                              1,549.2      1,513.7     1,328.2       221.0        16.6
----------------------------------------------------------------------------
Earnings before provision
 for income taxes               377.5        378.9       316.8        60.7        19.2
Provision for income taxes      139.7        144.6       124.5        15.2        12.2
----------------------------------------------------------------------------
Net earnings                $   237.8    $   234.3   $   192.3   $    45.5        23.7 %
============================================================================
Average Net Finance
 Receivables                $47,555.6    $46,269.3   $40,382.1   $ 7,173.5        17.8 %

Balance Sheet Items ($ millions)
============================================================================
Total assets:
  End of period             $49,210.8    $48,268.4   $42,525.1   $ 6,685.7        15.7 %
  Average                    49,153.6     47,932.8    41,801.5     7,352.1        17.6
Managed assets               51,809.0     50,378.3    42,525.1     9,283.9        21.8
Debt                         41,916.7     41,104.7    37,919.5     3,997.2        10.5
Stockholders' equity:
  End of period               5,558.7      5,437.5     3,088.9
  Per share (whole $)           16.04        15.69        8.91
  Average                     5,479.4      5,341.5     3,959.6

Debt-to-equity (2)               7.54 x       7.55 x      7.65 x
Debt-to-adjusted equity (1)(2)   8.73         8.89        9.36

Key Ratios
=========================================================================================
Net interest margin (3)          9.46 %       9.37 %      9.30 %
Efficiency ratio                 42.4         44.6        44.8
Net earnings per
 share (whole $)            $    0.69    $    0.68   $    0.55   $    0.14        25.5 %
Equivalent shares for
 EPS calculation              346,654      346,654     346,654

<F1> Excludes push-down goodwill created by Ford acquisition of foreign affiliates in 1989.
<F2> Debt to equity and debt to adjusted equity have been restated to exclude a $1,850 million dividend related to the IPO.  If included, these ratios would have been 12.24x and 17.09x, respectively.
<F3> Excludes IPO related charges in first quarter 1996.

/TABLE

ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT
Receivables/Servicing Portfolios                                                   Page 2
=========================================================================================
                                                                    Change from Prior Year
                                                                     -----------------------
Receivables ($ millions)         3/31/97     12/31/96     3/31/96     Amount       Percent
-----------------------------------------------------------------------------------------
Consumer
  Home equity lending         $ 16,965.5   $ 16,691.4  $ 14,591.9    $ 2,373.6        16.3 %
  Personal lending and
   retail sales finance          7,677.1      7,425.1     6,455.6      1,221.5        18.9
  Credit card                    6,691.3      6,023.8     5,399.7      1,291.6        23.9
  Manufactured housing           1,066.9      1,262.7     2,148.6     (1,081.7)      (50.3)
------------------------------------------------------------------------------
                                32,400.8     31,403.0    28,595.8      3,805.0        13.3

Commercial
  Truck and truck trailer        8,687.3      8,598.3     7,910.2        777.1         9.8
  Equipment                      4,679.7      4,571.8     4,174.2        505.5        12.1
  Other                          1,933.3      1,939.8       390.9      1,542.4         N/M
------------------------------------------------------------------------------
                                15,300.3     15,109.9    12,475.3      2,825.0        22.6
------------------------------------------------------------------------------

    Net finance receivables   $ 47,701.1   $ 46,512.9  $ 41,071.1    $ 6,630.0        16.1 %
==============================================================================

Servicing Portfolios                  Three Months Ended or at
 ($ millions)                      3/31/97     12/31/96     3/31/96
-----------------------------------------------------------------------------------------
Manufactured Housing
Outstanding net
 receivables:
  End of period                   $  1,645.4   $  1,284.8         $     -
  Average                            1,466.6      1,201.2               -
Finance charge yield                   11.26 %      11.25 %             - %
60+days contractual
 delinquency                            0.71         0.71               -
Credit losses (as a % of ANR)           0.68         0.34               -

Recreational Vehicles
Outstanding net receivables:
  End of period                   $    952.8   $    825.1         $     -
  Average                              891.1        848.5               -
Finance charge yield                    9.49 %       9.49 %             - %
60+day contractual delinquency          0.07         0.05               -
Credit losses (as a % of ANR)           0.30         0.31               -

Total Servicing Portfolios
Outstanding net receivables:
  End of period                   $  2,598.2   $  2,109.9         $     -
  Average                            2 357.7      2,049.7               -
Finance charge yield                   10.59 %       9.49 %             - %
60+days contractual delinquency         0.47         0.05               -
Credit losses (as a % of ANR)           0.54         0.31               -

/TABLE

ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT
Credit Quality/Credit Loss Reserves                                                Page 3
=========================================================================================

                                                        Three Months Ended or at
60+ Days Contractual Delinquency                     3/31/97     12/31/96     3/31/96
-----------------------------------------------------------------------------------------
Consumer
  Home equity lending                                2.15 %       2.12 %      1.92 %
  Personal lending and retail sales finance          3.32         3.32        2.81
  Credit card                                        3.83         4.22        3.29
  Manufactured housing                               1.41         1.34        0.64
    Total Consumer                                   2.75         2.77        2.24

Commercial
  Truck and truck trailer                            1.58         1.45        0.74
  Equipment                                          0.92         0.67        0.75
    Total Commercial                                 1.23         1.05        0.73

        Total                                        2.25 %       2.20 %      1.78 %


Net Credit Losses to ANR
-----------------------------------------------------------------------------------------
Consumer
  Home equity lending                               1.08 %        0.72 %      0.89 %
  Personal lending and retail sales finance         4.60          5.44        3.66
  Credit card                                       7.73          7.41        5.63
  Manufactured housing                              0.71          1.56        0.78
   Total Consumer                                   3.29          3.13        2.39

Commercial
  Truck and truck trailer                           0.31          0.38        0.28
  Equipment                                         0.23          0.49        0.24
   Total Commercial                                 0.24          0.40        0.25

       Total                                        2.31 %        2.26 %      1.74 %

Credit Loss Reserves
-----------------------------------------------------------------------------------------
Allowance for losses:
  Balance at end of period                     $ 1,675.9     $ 1,563.1   $ 1,368.8
  To net finance receivables                        3.51 %        3.36 %      3.33 %
  Multiple to net credit losses
   (Trailing 4 Qtrs)                                1.70 x        1.77 x      2.09 x

